SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 10)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)


                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)


                                 825229107
                   (CUSIP Number of Class of Securities)


                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on
 Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999 (the "Schedule 14D-9"), relating to the offer by Sheffield, Inc., a Delaware corporation ("Sheffield") and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation ("Chesapeake"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

 ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      Item 4 is hereby amended and supplemented as follows:

      On February 11, 2000, Shorewood sent a letter to Chesapeake offering to provide Chesapeake and its representatives with the same business plan that has been provided to other interested parties, conditioned upon Chesapeake executing a confidentiality agreement containing customary standstill provisions. During the course of the ensuing weekend, Shorewood agreed to delete the standstill provisions from the confidentiality agreement. After further discussions over the terms of the confidentiality agreement, at the end of the business day on February 14, 2000, Shorewood and Chesapeake executed a confidentiality agreement containing customary provisions, but having no standstill provisions. Since the execution of such confidentiality agreement, Shorewood has made available to Chesapeake certain confidential and proprietary information, including a copy of its
 business plan.   Other than making available such information, there have
 been no substantive discussions between Shorewood and Chesapeake with respect to the terms of any negotiated transaction, and no assurances can be made that if any such discussions should ensue that they would result in a negotiated transaction between Shorewood and Chesapeake.

 ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      Item 7 is hereby amended and supplemented by incorporating by reference the information set forth in the above amendment to Item 4.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     SHOREWOOD PACKAGING CORPORATION


                     By:   /s/ Andrew N. Shore
                          -------------------------------
                          Name:   Andrew N. Shore
                          Title:  Vice President, General Counsel and
                                  Secretary

 Dated:  February 14, 2000